UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Volt Information Sciences, Inc.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

928703107
(CUSIP Number)

JOHN C. RUDOLF
GLACIER PEAK CAPITAL LLC
500 108th Ave NE, Ste 905
Bellevue, WA 98004
(425) 453-5010

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928703107

1	NAME OF REPORTING PERSON Glacier Peak Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,777,711
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,777,711
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,777,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 928703107

1	NAME OF REPORTING PERSON Glacier Peak U.S. Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,777,711
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,777,711
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,777,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 928703107

1	NAME OF REPORTING PERSON John C. Rudolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 406,714
	8	SHARED VOTING POWER 1,777,711
	9	SOLE DISPOSITIVE POWER 406,714
	10	SHARED DISPOSITIVE POWER 1,777,711
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,184,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 928703107

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares directly held by the Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,777,711 Shares directly held by the Fund is approximately $12,773,621, including brokerage commissions.

The Shares directly held by Mr. Rudolf, including 30,000 Shares held in an account he controls for the benefit of his wife and 151,317 Shares held in various accounts he controls for the benefit of other family members, were purchased with personal funds in open market purchases. The aggregate purchase price of the 406,714 Shares directly held by Mr. Rudolf is approximately $2,897,289, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On May 14, 2015, the Company announced the final results of the 2015 Annual Meeting.  Accordingly, the Agreement and Proxy previously described herein terminated according to its own terms.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 20,816,210 Shares outstanding as of April 1, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 28, 2015.

As of the close of business May 15, 2015, the Fund beneficially owned 1,777,711 Shares, constituting approximately 8.5% of the issued and outstanding Shares.  All of such Shares are owned by various investment advisory clients or employees of GPC.  The Fund is deemed to be the beneficial owner of those Shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, due to its discretionary power to make investment decisions over such Shares for its clients and employees.  By virtue of their relationship with the Fund discussed in further detail in Item 2, each of GPC and Mr. Rudolf may be deemed to beneficially own the Shares owned directly by the Fund.

As of the close of business May 15, 2015, Mr. Rudolf beneficially owned 406,714 Shares, including 30,000 Shares held in an account he controls for the benefit of his wife and 151,317 Shares held in various accounts he controls for the benefit of other family members, constituting approximately 1.9% of the Shares outstanding.

(b)           The Fund, GPC and Mr. Rudolf share the power to vote and dispose of the Shares owned directly by the Fund.  Mr. Rudolf has the sole power to vote and dispose of the Shares he owns directly and the Shares held in accounts for the benefit of his wife and other family members.

(c)           The transactions in the Shares by the Reporting Persons since the filing of Amendment No. 3 are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 928703107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2015

GLACIER PEAK U.S. VALUE FUND, L.P.

By:	Glacier Peak Capital LLC, its general partner

By:	/s/ John C. Rudolf
	Name:	John C. Rudolf
	Title:	President

GLACIER PEAK CAPITAL LLC

By:	/s/ John C. Rudolf
	Name:	John C. Rudolf
	Title:	President

/s/ John C. Rudolf
JOHN C. RUDOLF

CUSIP NO. 928703107

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 3

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

GLACIER PEAK U.S. VALUE FUND, L.P.
100	10.65	03/31/2015
1,500	11.02	03/31/2015